SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase LTD. Announces Fourth Quarter and Year- End Results

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: February 25, 2009

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase LTD. Announces Fourth Quarter and Year- End Results

HERZLIYA, Israel, February 25, 2008 – Optibase Ltd. (NASDAQ:OBAS) (“Optibase” or the “Company”), a leader in advanced digital video solutions, today announced financial results for the fourth quarter and year ended December 31, 2008.

        Revenues for the fourth quarter ended December 31, 2008 were $3.6 million compared with $6.6 million for the third quarter of 2008 and $5.6 million for the fourth quarter of 2007.

        Net loss for the quarter ended December 31, 2008, was $2.5 million or $0.15 per basic and fully diluted share. This compares with a net loss of $1.8 million or $0.11 per basic and fully diluted share for the third quarter of 2008, and a net loss of $1.7 million or $0.12 per basic and fully diluted share for the fourth quarter of 2007. Weighted average shares outstanding used in the calculation were approximately 16.5 million basic and fully diluted for the fourth quarter of 2008, 16.5 million basic and fully diluted for the third quarter of 2008 and 13.6 million basic and fully diluted for the fourth quarter of 2007.

        For the year ended December 31, 2008, revenues totaled $19.9 million, compared with $23 million for the year ended December 31, 2007. Net loss for the year ended December 31, 2008 was $9.3 million or $0.61 per basic and fully diluted share, compared to a net loss of $7.2 million or $0.53 per basic and fully diluted share for the year ended December 31, 2007. Weighted average shares outstanding used in the calculation for the periods were approximately 15.2 million basic and fully diluted and 13.6 million basic and fully diluted respectively.

        As of December 31, 2008, the Company had cash, cash equivalents, and other financial investments, net, of $11.4 million, and shareholders’ equity of $35.3 million, compared with $18.4 million, and $39.2 million as of December 31, 2007 respectively.

        Commenting on the quarter, CFO of Optibase, Amir Philips, said, “While revenue in both the quarter and year-end periods were down, we view this as a reflection of these difficult economic times. We have already begun responding with measures to streamline our business in anticipation that this is a protracted crisis. However, we continue to believe in the long-term potential of the Enterprise, Government and IPTV markets and our position within this industry.

        During the last quarter of 2008 we have witnessed the impact of the credit crunch and the over all down turn in the economy as our sales cycle had expanded beyond its normal course. The impact is more apparent within the commercial market as our customers and prospects are experiencing difficulties in financing their operations and business expansions. To respond to what we are seeing in the market, we have taken several steps in order to streamline our business and costs, including decreasing our headcount by 22% accompanied by a decrease of approximately 18% in direct personnel costs and overhead. All cost reduction measures have been implemented while minimizing any potential damage to our future business.

        The government markets we serve have not been impacted quite as extensively as the public sector, and we believe there is potential for our products in both the Enterprise and Government markets in the United States. We have already had a fair amount of success in these areas and we believe that a more concentrated effort within these markets will enable us to better compete for new contracts. Therefore, the Company has decided to focus on the Government market and allocate more of its resources towards those target markets. We also believe there are opportunities in the Far East and Europe, and we are working to leverage our presence in these markets as well.”

        He concluded by saying, “Our goals for the near-term will be to conduct our business in a fiscally responsible manner, place more effort into the markets that we believe will yield the highest results and continue to enhance and improve upon our technology. We believe that Optibase currently has the right set of technology and market presence to achieve these goals and we look forward to the challenges that lie ahead.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.  For further information, please visit www.optibase.com

Conference Call:
Optibase has scheduled a conference call for 9:00 a.m. EST, February 25, 2009 to discuss the fourth quarter and year-end results. For those unable to participate, there will be replay available from 11:00 a.m. EST on February 25, 2009 through 11:59 p.m. EST, March 4, 2009. Please call: +(800) 642-1687 (Domestic) and +(706) 645-9291 (International). REPLAY CODE: 867275277.

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to Optibase’s business operations, including the evolving market for digital video in general and the infancy of the IPTV market in particular, competition and decrease in sales of video technologies products, general economic conditions and the current global economic crises, potential litigation and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2008

	Year ended		Three months ended
	December 31 2008 $ Unaudited	December 31 2007 $ Audited	December 31 2008 $ Unaudited	December 31 2007 $ Unaudited

Revenues	19,901	22,977	3,556	5,605
Gross profit	10,148	11,590	1,691	2,974
Operating expenses:
Research and development, net	6,375	5,362	1,300	1,659
Selling, general and administrative	11,632	10,171	2,537	2,789
Total operating expenses	18,007	15,533	3,837	4,448
Operating loss	(7,859)	(3,943)	(2,146)	(1,474)
Other expenses	(1,712)	(3,096)	(508)	(462)
Financial income (expenses), net	270	(31)	142	289
Net loss before income taxes	(9,301)	(7,070)	(2,512)	(1,647)

Income tax expenses	-	73	-	73

Net loss from continuing operation	(9,301)	(7,143)	(2,512)	(1,720)

Income (loss) related to
discontinued operations	20	(30)	-	57

Net loss	(9,281)	(7,173)	(2,512)	(1,663)
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	(267)	605		195
Total comprehensive loss	(9,548)	(6,568)	(2,512)	(1,468)

Net loss per share:
Basic and diluted	$(0.61)	$(0.53)	$(0.15)	$(0.12)

Number of shares used in computing
Earning per share

Basic and diluted	15,159	13,602	16,522	13,634

Amounts in thousands except per share data

Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2008 Unaudited	December 31 2007 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	11,387	18,387
Trade receivables net of allowance for bad debts	3,241	4,053
Inventories	4,373	5,321
Other receivables and prepaid expenses	658	1,487
Assets Related To Discontinued Operations	-	43
Total current assets	19,659	29,291

Other long term investments	26,387	20,316

Fixed assets, net	1,228	1,691
Total assets	47,274	51,298

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,389	2,753
Accrued expenses and other liabilities	7,234	6,278
Liabilities Related To Discontinued Operations	162	162
Total current liabilities	9,785	9,193
Accrued severance pay	2,215	2,941
Total shareholders' equity	35,274	39,164
Total liabilities and shareholders' equity	47,274	51,298

Amounts in thousands